UNITED  STATES
                     SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549





                                 SCHEDULE  14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER



                                 VDO.COM,  INC.
                       (Exact  name  of  registrant  as
                   specified  in  its  corporate  charter)



                                  000-28267
                                -------------
                              Commission  File  No.



                        FLORIDA                  68-0427012
                       --------                  ----------
              (State of Incorporation)           (IRS Employer
                                               Identification No.)




                           1044L  CORPORATE  DRIVE
                         REDLANDS,  CALIFORNIA  92374
                (Address  of  principal  executive  offices)



                              (909)  796-3446
                       (Issuer's  telephone  number)

                                  VDO.COM, INC.
                              1044L CORPORATE DRIVE
                           REDLANDS, CALIFORNIA  92374
                                 (909) 796-3446


                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

     This Information Statement is being mailed on or about August 8, 2001 to the holders of shares of common stock, par value $0.001 (the "Common Stock") of VDO.com, Inc., a Florida corporation ("VDO" or the "Company"), as of August 1, 2001. You are receiving this Information Statement in connection with the possible elections of persons designated by the majority of the Company's stockholders to fill all of the seats on the Company's Board of Directors (the "Board").

     On June 7, 2001, the Company entered into a Stock Purchase Agreement and an Addendum thereto (the "Addendum" and collectively the "Agreement") with Hundred Mile Plus, Ltd., Embryo Capital Group, and Mr. Shmuel Shneibalg which results in a restructuring of the Company's management, Board of Directors, and ownership.

Pursuant to the terms of the Agreement, Mr. Shneibalg and Embryo Capital Group (the "Sellers") sold 11,900,000 shares of the Company, representing at that time 55.11% of the outstanding common stock, to Hundred Mile Plus, Ltd. who received the shares on behalf of twenty two (22) individuals listed in Exhibit "A" of the Addendum. The shares were issued directly to the individuals. As consideration for the purchase of the shares, Hundred Mile Plus, Ltd. paid the sum of $25,000 cash to Sellers and agreed to issue to Sellers, within a one year period, stock equal to two percent (2%) of the outstanding common stock on the date of issuance.

On June 7, 2001, in accordance with the Agreement, the Board of Directors received a letter of resignation from its sole Board member, Mr. Shmuel Shneibalg, which is effective upon the appointment of a new Board of Directors. Pursuant to the Agreement the individuals listed in Exhibit "B" of the Addendum (the "Appointees") have been appointed as directors. These individuals will not take office until at least ten days after this Information Statement is mailed to all Company shareholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

Voting  Securities  of  the  Company
------------------------------------

     On June 7, 2001, there were 17,300,000 shares of common stock issued and outstanding. As of July 27, 2001, as a result of the conversion of a portion of an outstanding convertible debenture, there were 28,344,445 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security  Ownership  of  Certain  Beneficial  Owners  and  Management
---------------------------------------------------------------------

The following table sets forth, as of July 27, 2001, certain information with respect to the Company's equity securities owned of record or beneficially by
(i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.





                    Name and Address of        Amount and Nature of     Percent
                                                                       ---------
Title of Class       Beneficial Owner        Beneficial Ownership (1)  of Class
--------------  ---------------------------  ------------------------  ---------
Common . . . .  Anthony K. Miller (2)                        535,500        1.9%
Stock. . . . .         1044-L Corporate Dr.
                Redlands, CA  92374
                ---------------------------

Common . . . .  Latifah R. Saafir (3)                     200,000 (4)       0.7%
Stock. . . . .         1044-L Corporate Dr.
                Redlands, CA  92374
                ---------------------------

Common . . . .  Wardell B. Moore (3)                      200,000 (4)       0.7%
Stock. . . . .         1044-L Corporate Dr.
                Redlands, CA  92374
                ---------------------------

Common . . . .  William D. Satterfield (3)                200,000 (4)       0.7%
Stock. . . . .         1044-L Corporate Dr.
                Redlands, CA  92374
                ---------------------------

Common . . . .  Shmuel Shneibalg (5)                           - 0 -        0.0%
Stock. . . . .               5509 11th Ave.
                Brooklyn, NY  11219



Common . . . .  Venice Holdings LLC                        2,357,144        8.3%
Stock. . . . .  C/O Mueller & Co.
                             242 4th Street
                Lakewood, NJ  08701
                ---------------------------

                All Officers and Directors
                as a Group (4 Persons) (6)                 1,135,500        4.0%
                ---------------------------  ------------------------  ---------



(1)     Based  on  28,344,445  shares  outstanding.

(2) Mr. Miller was appointed as the Company's President, Secretary and Treasurer pursuant to a Board Resolution dated June 7, 2001.

(3) Ms. Saafir, Mr. Moore and Mr. Satterfield will be appointed to the Board effective on or about August 18, 2001, which is ten (10) days after this Information Statement is mailed to all the Company's shareholders in accordance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder and will occur simultaneously with Mr. Shneibalg's resignation from the Board.

(4) Ms. Saafir, Mr. Moore and Mr. Satterfield will each be granted 200,000 shares of the Company's Common Stock approximately 60 days after taking office as compensation for serving on the Company's Board of Directors.

(5) Mr. Shneibalg is the Company's current Director, but his resignation will occur concurrently with the appointment by the above-listed incoming Directors.

(6) The total officers and directors is listed as four and includes Mr. Miller, Ms. Saafir, Mr. Moore and Mr. Satterfield (after the latter three's appointment to the Company's Board of Directors). Mr. Shneibalg is omitted since he will no longer be a Director upon the appointment of Ms. Saafir, Mr. Moore and Mr. Satterfield. However, it should be noted that since Mr. Shneibalg does not own any shares the total number of shares for officers and directors would not change even if Mr. Shneibalg were included.

Changes  in  Control
--------------------

     On June 7, 2001, the Company entered into a Stock Purchase Agreement and an Addendum thereto with Hundred Mile Plus, Ltd., Embryo Capital Group, and Mr. Shmuel Shneibalg which results in a restructuring of the Company's management, Board of Directors, and ownership. Pursuant to that Agreement, as of the date thereof, the individuals listed in Exhibit "A" of the Addendum controlled a majority of the outstanding shares of the Company.

DIRECTORS  AND  EXECUTIVE  OFFICERS

Legal  Proceedings
------------------

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

------
Directors  and  Executive  Officers
-----------------------------------

     The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.



Name . . . . . . . . .  Age  Position(s)
----------------------  ---  --------------------------------------

Anthony K. Miller. . .   44  President, Secretary and Treasurer (1)

Ms. Latifah R. Saafir.   25  Director (2)

Wardell B. Moore . . .   71  Director (2)
----------------------  ---  --------------------------------------

William D. Satterfield   59  Director (2)
----------------------  ---  --------------------------------------


Shmuel Shneibalg . . .   30  Director (3)
----------------------  ---  --------------------------------------




                                        6

(1) Mr. Miller was appointed as the Company's President, Secretary and Treasurer pursuant to a Board Resolution dated June 7, 2001.

(2) Ms. Saafir, Mr. Moore and Mr. Satterfield will be appointed to the Board effective on or about August 18, 2001, which is ten (10) days after this Information Statement is mailed to all the Company's shareholders in accordance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder and will occur simultaneously with Mr. Shneibalg's resignation from the Board.

(3) Mr. Shneibalg is the Company's current Director, but his resignation will occur concurrently with the appointment by the above-listed incoming Directors.

     ANTHONY K. MILLER is the President, Secretary and Treasurer of the Company. Mr. Miller is also a Director and the President of U.S. Crude, Ltd., a publicly-traded company engaged in the oil and gas business. Mr. Miller is a director of Southern States Power Company, a publicly-traded company engaged in the alternative fuels business. Prior to joining the Company, U.S. Crude, and Southern States Power, Mr. Miller served as Vice-President of Wave Technologies, Inc. from 1991 to present, where his duties included the development and implementation of a business plan, development and preparation of project proposals for submission to funding sources, and research and preparation of documents and reports relating to various projects. In 1978, Mr. Miller received his Bachelor of Arts degree in Business Administration from the California State University at Long Beach.

     LATIFAH SAAFIR will be a Director of the Company. Ms. Saafir is currently the Chief Engineer at Wave Technology, Inc., a research and development company, where she has served since October 2000. From May 2000 to October 2000, she was an Executive Assistant at Ryder/Adecco, and from November 1999 to May 2000 she was Manager of Customer Care at drugstore.com, Inc. Ms. Saafir was a Sales Engineer at General Electric from August 1998 to October 1999, and a Package Engineer at M&M/Mars from August 1996 to August 1998. Ms. Saafir has a B.S. in Mechanical Engineering from Prairie View A&M University.

     WILLIAM D. SATTERFIELD will be a Director of the Company. Mr. Satterfield is currently a Senior Real Estate Officer with the Los Angeles County Metropolitan Transit Authority. In this position he manages various properties for the County of Los Angeles and has held this position since 1986. Mr. Satterfield received both a B.A. in Business and his M.B.A. from Pepperdine University.

     WARDELL B. MOORE will be a Director of the Company. Mr. Moore has been retired for the past five years. Prior to his retirement Mr. Moore was a Lead Engineer and worked on the B1B Project at Rockwell International. Mr. Moore received a B.S. in Radio and Electricity from Southern University.

     SHMUEL SHNEIBALG has served as a director of the Company since 2000. Prior experience includes four years as President of Beaupre Manufacturing, Inc. in Montreal, Canada. Mr. Shneibalg also spent two years managing promotions and funding for two publicly traded companies, Power Phone, Inc. (PWPH) and TMC Agroworld Corporation (TACN). He also spent two years as Vice President of L&M Electrical Contracting Corp. where his duties involved product design, price estimates, quality control, architectural review, and customer satisfaction.

Certain  Relationships  and  Related  Transactions
--------------------------------------------------

     On June 7, 2001, the Company entered into a Stock Purchase Agreement and an Addendum thereto (the "Addendum" and collectively the "Agreement") with Hundred Mile Plus, Ltd., Embryo Capital Group, and Mr. Shmuel Shneibalg which results in a restructuring of the Company's management, Board of Directors, and ownership. Pursuant to the terms of the Agreement, the shares purchased under the Agreement, which was a majority of the Company's outstanding shares, will be divided in accordance with, and go directly to the individuals listed in, Exhibit "A" of the Addendum.

     On June 7, 2001, in accordance with the Agreement, the Board of Directors received a letter of resignation from its sole Board member, Mr. Shmuel Shneibalg, which is effective upon the appointment of a new Board of Directors. Pursuant to the Agreement, the individuals listed in Exhibit "B" of the Addendum (the "Appointees") have been appointed as directors. These individuals will not take office until at least ten days after this Information Statement is mailed to all Company shareholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder.

Compliance  with  Section  16(a)  of  the  Securities  Exchange  Act  of  1934
------------------------------------------------------------------------------

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, the only delinquencies arise from Mr. Shneibalg's failure to make necessary filings under Section 16(a).

Board  Meetings  and  Committees
--------------------------------

     During the fiscal year ended December 31, 2000, the Board of Directors met on one occasion and took written action on approximately eight occasions. All the members of the Board attended the meetings. The written actions were by unanimous consent.

     There  are  no  committees  of  the  Board.

COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

Executive  Officers  and  Directors
-----------------------------------

     We currently do not pay any cash salaries to Mr. Anthony K. Miller for his services in the position of President, Secretary and Treasurer.

We currently do not pay Mr. Shmuel Shneibalg a cash salary or other compensation as a Director.

     The new Directors will receive $250 per meeting of the Board of Directors, and after sixty (60) days of service as a director will be granted 200,000 shares of Company common stock.

Summary  Compensation  Table
----------------------------

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 1999 and 2000. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.


                                                          SUMMARY COMPENSATION TABLE

                                      Annual Compensation                            Long Term Compensation
                            ------------------------------------------    ------------------------------------------

                                                                                      Awards             Payouts
                                                                          -------------------------   --------------
                                                                          RESTRICTED    SECURITIES
 NAME AND                                        OTHER ANNUAL               STOCK       UNDERLYING    LTIP    ALL OTHER
 PRINCIPAL POSITION                  SALARY   BONUS    COMPENSATION        AWARDS       OPTIONS    PAYOUTS  COMPENSATION
                          YEAR        ($)     ($)         ($)               ($)          SARS(#)     ($)       ($)

Shmuel Shneibalg(1). . .  2000       31,000   -0-         -0-             100,000         -0-        -0-       -0-
(President, Secretary,                                                    shares
Treasurer and Director)

                          1999        -0-      -0-        -0-               -0-           -0-        -0-       -0-


(1) Mr. Shneibalg resigned as an officer and employee of the Company effective June 7, 2001. Mr. Shneibalg's resignation a director of the Company will be effective on or about August 13, 2001.



                                   OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                          (INDIVIDUAL GRANTS)


                       NUMBER OF SECURITIES      ERCENT OF TOTAL
                          UNDERLYING          OPTIONS/SAR'S GRANTED
                     OPTIONS/SAR'S GRANTED      TO EMPLOYEES IN       EXERCISE OF BASE PRICE
  NAME                  FISCAL YEAR (#)             ($/SH)                  ($/SH)               EXPIRATION DATE

 ---------------------------------------------------------------------------------------------------------------
Shmuel Shneibalg             N/A                      N/A                     N/A                     N/A




                                   AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                               AND FY-END OPTION/SAR VALUES
                                               ----------------------------

                                                                  NUMBER OF UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                                                                  SECURITIES UNDERLYING           MONEY OPTION/SARS
                  SHARES ACQUIRED ON                             OPTIONS/SARS AT FY-END (#)         AT FY-END ($)
NAME                EXERCISE (#)          VALUE REALIZED ($)     EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
------------------------------------------------------------------------------------------------------------------------
Shmuel Shneibalg         N/A                    N/A                        N/A                          N/A







Dated:     July  31,  2001                             By order of the Board of
Directors

                                                       /s/  Anthony  K.  Miller
                                                       _________________________
                                                       Anthony  K.  Miller
                                                       President